NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Nina Gordon T: 305.373.9426 Nina.Gordon@nelsonmullins.com	2 South Biscayne Blvd. Miami, FL 33131 T: 305.373.9426 F: 305.373.9443 nelsonmullins.com

June 9, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: William Schroeder

John Spitz

RE:	Northern Lights Acquisition Corp.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed May 27, 2022

File No. 001-40524

Ladies and Gentlemen:

On behalf of Northern Lights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated June 9,2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amended Preliminary Proxy Statement on Schedule 14A filed on May 27, 2022 (the “First Amended Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its Amendment No. 2 to the Proxy Statement (the “Second Amended Proxy Statement”) with the Commission today. The Second Amended Proxy Statement reflects revisions to address the Staff’s comments, as indicated below, as well as other updates.

Capitalized terms used but not defined in this letter have the meanings as defined in the Second Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amended Preliminary Proxy Statement on Schedule 14A

Our Sponsor, certain members of our Board and our officers may have interests in the Business Combination..., page 75

1.	We note your response to comment 18. Please confirm that the revised disclosure discussing the 2,875,000 Founder Shares provides all of the aggregate dollar amount of what the sponsor and its affiliates have at risk, with additional quantification of the individual components of such amount. Please clarify to us that there are no fees due, loans extended to the blank check company, out-of-pocket expenses awaiting reimbursement, or other financial considerations that are due following

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

June 9, 2022

completion of the business combination. If there are any such items, please revise the disclosure to include disclosure that quantifies those amounts.

Response: The Company has addressed your comment. Please see pages 6, 23, 40, 46, 76, 103, and 128 of the Second Amended Proxy Statement.

Risk Factors

The ability of the Company's stockholders to exercise redemption rights..., page 82

2.	Given the current value of assets in the Trust Account, please clarify at which redemption level the Company would have less than $5,000,001 in the Trust Account such that it would not meet the closing condition in the Purchase Agreement.

Response: The Company has addressed your comment. Please see page 82 of the Second Amended Proxy Statement.

Proposal No. 1 - Approval of the Business Combination

Background of the Business Combination, page 119

3.	We note your disclosure on page 121 regarding the reasons for the change in valuation from $415 million to $185 million, including the longer ramp-up of the loan program, increased competition and costs associated with running a public company. Please revise the relevant sections, including "Business of Safe Harbor Financial - Our Growth Strategies-Lending" and "Business of Safe Harbor Financial-Competition" to provide balancing disclosure to those sections based on the Sponsor's findings when valuing SHF.

Response: The Company has addressed your comment. Please see pages 171, 174, 175, and 181 of the Second Amended Proxy Statement.

Key Challenges

Regulatory Uncertainty, page 168

4.	We note your statement that "post-Business Combination, SHF will not be considered a regulated entity." Please clarify that SHF will not be regulated as a banking entity or credit union, as SHF will still be subject to a range of regulations, including as the wholly-owned subsidiary of an SEC registrant.

Response: The Company has addressed your comment. Please see page 168 of the Second Amended Proxy Statement.

Business of Safe Harbor Financial

Our Growth Strategies

Lending, page 174

5.	We note your response to comment 21. Please clarify here and under the caption "Our Competitive Strengths - We have a unique cost of capital advantage..." on page 171 that as traditional financial institutions increasingly enter the CRB lending space that your cost-of-capital advantage may be eroded as such institutions have a similarly low cost of capital from deposits.

June 9, 2022

Response: The Company has addressed your comment. Please see pages 126, 171, and 174 of the Second Amended Proxy Statement.

SHF's Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Reorganization, page 178

6.	We note in your description of the Amended and Restated Account Servicing Agreement that "investment income from CRB-related cash and investments (excluding loans) will be shared 25% to PCCU and 75% to SHF". Please clarify what "CRB-related cash and investments" refers to, including whether it is limited to cash and investments that are deposits held at PCCU or whether, in the future, income from deposits held at non-PCCU institutions will have to be shared.

Response: The Company has addressed your comment. Please see pages 33, 178, and 188 of the Second Amended Proxy Statement.

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Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Second Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at 305.373.9426 or nina.gordon@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Nina S. Gordon